United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	2
Signature Page	3

Press Release

Vale announces temporary aid package for suppliers

Rio de Janeiro, March 24th, 2020 — Vale S.A. (“Vale” or the “company”) announces a series of support initiatives for its suppliers during the crisis caused by the coronavirus epidemic. The estimate is that, through these measures, the company will inject about R$ 160 million into the Brazilian economy in the coming days with the anticipation of payments to small and medium-sized companies.

“At a time when the country is experiencing great uncertainty, we will use our distribution network, our presence at the base of the production chain and our capacity of mobilization to help our suppliers face the impacts of this pandemic, always focusing on the health and safety of people”, says Alexandre Pereira, Executive Officer of Global Business Support.

The initiatives announced are as follows:

1.              Vale will advance payments to small and medium-sized companies in Brazil, even before the invoices are due, for services already performed and materials delivered. Over R$ 160 million will be disbursed with this action. The measure will benefit more than a thousand suppliers from all over the country.

2.              In the next 30 days, Vale will reduce the payment terms for services and materials by up to 85%, which will still be invoiced by approximately 3,000 small and medium-sized suppliers.

3.              Vale will also provide financial support to construction companies and workers allocated to projects which are being halted by the company. The halting has two objectives: to reduce the flow of people in the company’s sites, therefore increasing the safety of Vale’s employees and outsourced workers, who continue to perform key operational roles, and to concentrate resources on essential activities for the country at this moment. There will be no impact on works related to dam safety.

Vale works in compliance with the health and safety protocols set by the authorities and public agencies of each of the countries where it operates and is monitoring the development of the situation.

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: March 24, 2020		Director of Investor Relations